JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK



03024509

08 July 2003

03 JUL 15 AM 7:21

SUPPL

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States Of America

Dear Sirs

Free State Development and Investment Corporation Limited
Issuer No. 82-296
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Free State Development and Investment Corporation Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Preliminary Results - dated 27 June 2003

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
JCI (London) Limited

pp.

P E C Dexter
Secretary

7/14

VOORLOPIGE RESULTATE VIR DIE JAAR GEËINDIG 31 MAART 2003



FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Geïnkorporeer in die Republiek van Suid-Afrika)
(Registrasienommer 1944/016931/06)
Aandelekode: FRE ISIN: ZAE000002739
("Freddev" of "die Maatskappy")

VERKORTE GEKONSOLIDEERDE INKOMSTESTAAT

	Aantekening	Jaar geëindig 31 Maart 2003 Ongeouditeerd R'000	Jaar geëindig 31 Maart 2002 Geouditeerd R'000
Rente ontvang		8 737	4 788
Lisensiegeld		1	3
Netto inkomste		8 738	4 791
Koste van administrasie		(803)	(979)
Wins voor belasting		7 935	3 812
Belasting		2 397	1 148
Netto inkomste vir die jaar		5 538	2,664
Wesensverdienste per aandeel (sent)	1	24,9	12,0

Aantekeninge by die inkomstestaat:

1. Die berekening van wesensverdienste per aandeel is gegrond op die netto inkomste van die jaar en die aantal uitgereikte aandele (000'e).

	2003	2002
netto inkomste	5 538	2 664
aantal uitgereikte aandele (000'e)	22 227	22 227

GEKONSOLIDEERDE KONTANTVLOEISTAAT

	Jaar geëindig 31 Maart 2003 Ongeouditeerd R'000	Jaar geëindig 31 Maart 2002 Geouditeerd R'000
Kontantvloei aangewend in bedryfsaktiwiteite	6 109	2 872
Kontantvloei uit beleggingsaktiwiteite	(6 096)	(49 750)
Netto (afname)/toename in kontant en kontantekwivalente	13	(46 878)
Kontant en kontantekwivalente aan begin van jaar	19	46 897
Kontant en kontantekwivalente aan einde van jaar	32	19

Aantekeninge:

I. Die direksie ondersoek alternatiewe wyses waarop aandeelhouerswaarde geoptimiseer kan word, en aandeelhouers sal mettertyd daaroor ingelig word.

II. Regstappe teen Anglo American Platinum Corporation Limited met betrekking tot die dispuut oor minerale regte by Styldrift 90 JQ duur voort.

III. Die JCI Gold-lening is versekureerd deur genoteerde ekwiteite met 'n markwaarde van R53 400 000 op 31 Maart 2003.

Na-balansstaatgebeure

Die Maatskappy het 'n ruilooreenkoms van minerale regte met 'n Suid-Afrikaanse mynhuis gesluit in 'n poging om die waarde vir sy aandeelhouers te beskerm en te realiseer, as deel van sy deurlopende strategie en in die lig van die onlangse verwikkelinge met betrekking tot die Wet op die Ontwikkeling van Minerale en Petroleumprodukte No. 28 van 2002.

Die ruiling, wat betrekking het op minerale regte wat as handelsvoorraad gehou word, is onderhewig aan sekere "opgeskorte voorwaardes", waarvan een verband hou met toestemming wat verkry moet word van die Minister van Minerale en Energiesake, vir die sessie van sekere van die regte wat deel van die ruiling met die betrokke maatskappy uitmaak.

VERKORTE GEKONSOLIDEERDE BALANSSTAAT

	Op 31 Maart 2003 Ongeouditeerd R'000	Op 31 Maart 2002 Geouditeerd R'000
BATES		
Bedryfsbates	55 889	49 806
Kontant en kontantekwivalente	32	19
Lening aan JCI Gold Limited	55 846	49 750
Rekeninge ontvangbaar	11	37
Nie-bedryfsbates	7 943	7 943
Minerale- en deelnemingsregte en eksplorasiekoste	7 943	7 943
Totale bates	63 832	57 749
AANSPREEKLIKHEID EN AANDEELHOUERSEKWITEIT		
Bedryfslaste	1 398	992
Rekeninge betaalbaar	480	605
Belasting	918	387
Aandeelhouersekwiteit	62 434	56 757
Totale aanspreeklikheid en aandeelhouersekwiteit	63 832	57 749

STAAT VAN VERANDERING IN EKWITEIT

	Aandeel-kapitaal R'000	Aandeel-premie R'000	Kapitaal-delgings-reserwe R'000	Behoue inkomste R'000	Totaal R'000
Saldo op 31 Maart 2002	2 223	9 272	28	45 234	56 757
Toeskryfbare wins vir die jaar				5 538	5 538
Verbeuring van onopgeeisde dividende				139	139
Saldo op 31 Maart 2003	2 223	9 272	28	50 911	62 434

Rekeningkundige grondslag

Die voorlopige finansiële state word op 'n historiesekostegrondslag ooreenkomstig Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekeningkundige Praktyk opgestel. Die finansiële state van die groep sluit die bates, laste en resultate van die bedrywighede van die Maatskappy en sy filiale op 'n gekonsolideerde grondslag in. Die resultate is nie deur die Maatskappy se ouditeure (Deloitte & Touche) geouditeer of nagesien nie.

Vir en namens die direksie

V G Bray
Voorsitter

R B Kebble
Direkteur

27 Junie 2003
Johannesburg

Hoofkantoor en geregistreerde kantoor
Harrisonstraat 28
Johannesburg, 2001

Posadres
Posbus 11165
Johannesburg, 2000

Londonse sekretaris
JCI (London) Limited
6 St James's Place
London
SW1A 1NP

Oordragsekretaris
Computershare Investor Services Beperk
Marshallstraat 70
Johannesburg, 2001
(Posbus 1053, Johannesburg, 2000)

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2003



FREE STATE DEVELOPMENT AND INVESTMENT CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
Share code: FRE ISIN: ZAE000002739
("Freddev" or "the Company")

ABRIDGED INCOME STATEMENT

	Note	Year ended 31 March 2003 Unaudited R'000	Year ended 31 March 2002 Audited R'000
Interest received		8 737	4 788
Licence fees		1	3
Net income		8 738	4 791
Cost of administration		(803)	(979)
Profit before taxation		7 935	3 812
Taxation		2 397	1 148
Net income for the year		5 538	2,664
Headline earnings per share (cents)	1	24,9	12,0
Notes on income statement:			
1. Headline earnings calculation is based on net income for the year of		5 538	2 664
and the number of shares in issue (000's).		22 227	22 227

CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31 March 2003 Unaudited R'000	Year ended 31 March 2002 Audited R'000
Cash flows applied to operating activities	6 109	2 872
Cash flows from investing activities	(6 096)	(49 750)
Net (decrease)/increase in cash and cash equivalents	13	(46 878)
Cash and cash equivalents at beginning of year	19	46 897
Cash and cash equivalents at end of year	32	19

Notes:

I. The board of directors are continuing to explore alternatives with regard to optimising shareholders' value and shareholders will be advised in due course.

II. Legal proceedings against Anglo American Platinum Corporation Limited with regard to Styldrift 90 JQ mineral rights dispute continue.

III. JCI Gold loan is secured by listed equities with a market value of R53 400 000 as at 31 March 2003.

Post balance sheet event

The Company has concluded a mineral rights exchange agreement with a South African mining house in an endeavour to preserve, and realise value for its shareholders as part of its ongoing strategy, and in view of recent developments concerning the Mineral and Petroleum Resources Development Act 28 of 2002.

The exchange which relates to mineral rights held as trading stock is subject to certain "Suspensive Conditions", one of which pertain to consent being granted by the Minister of Minerals and Energy Affairs for the cession of certain of the rights that form part of the exchange to the company concerned.

ABRIDGED CONSOLIDATED BALANCE SHEET

	At 31 March 2003 Unaudited R'000	At 31 March 2002 Audited R'000
ASSETS		
Current assets	55 889	49 806
Cash and cash equivalents	32	19
Loan to JCI Gold Ltd	55 846	49 750
Accounts receivable	11	37
Non-current assets	7 943	7 943
Mineral and participation rights and cost of exploration	7 943	7 943
Total assets	63 832	57 749
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	1 398	992
Accounts payable	480	605
Taxation	918	387
Shareholders' equity	62 434	56 757
Total liabilities and shareholders' equity	63 832	57 749

STATEMENT OF CHANGE IN EQUITY

	Share capital R'000	Share premium R'000	Capital redemption reserve R'000	Retained income R'000	Total R'000
Balance as at 31 March 2002	2 223	9 272	28	45 234	56 757
Attributable profit for the year				5 538	5 538
Forfeiture of unclaimed dividends				139	139
Balance as at 31 March 2003	2 223	9 272	28	50 911	62 434

Basis of accounting

The preliminary financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice, on a historical cost basis.

The Group Financial Statements incorporate the assets, liabilities and results of the operations of the Company and its subsidiaries on a consolidated basis.

These results have not been audited or reviewed by the Company's auditors (Deloitte & Touche).

V G Bray
Chairman

R B Kebble
Director

27 June 2003
Johannesburg

Head office and registered office
28 Harrison Street
Johannesburg, 2001

Postal address
PO Box 11165
Johannesburg, 2000

London secretaries
JCI (London) Limited
6 St James's Place
London
SW1A 1NP

Transfer secretaries
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)